Exhibit 3.8

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

HORIZON PHARMA, INC.

HORIZON PHARMA, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: The name of the corporation is Horizon Pharma, Inc. The date of filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was March 23, 2010.

SECOND: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions providing that it was advisable and in the best interests of the Corporation that the following be amended:

THIRD: Section A of Article IV of the Corporation’s Amended and Restated Certificate of Incorporation, as amended, is hereby amended and restated in its entirety to read as follows:

“(A) Classes of Stock. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is 65,900,000 shares, each with a par value of $0.0001 per share, of which 36,950,000 shares shall be Common Stock and 28,950,000 shares shall be Preferred Stock. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote (voting together as a single class on an as-if-converted basis). Effective at the time of filing the Certificate of Amendment that includes this paragraph with the Secretary of State of the State of Delaware, each 2.374 shares of Common Stock issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Split”); provided, however, that this Corporation shall issue no fractional shares of Common Stock as a result of the Reverse Split, but shall instead pay to any stockholder who would be entitled to receive a fractional share as a result of the actions set forth herein a sum in cash equal to the fair market value of such fractional share as determined in good faith by the Board of Directors of the Corporation. The Reverse Split shall occur whether or not the certificates representing such shares of Common Stock are surrendered to the Corporation or its transfer agent. The Reverse Split shall be effected on a certificate-by-certificate basis.”

FOURTH: Thereafter, pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Sections 228 and 242 of the DGCL.

IN WITNESS WHEREOF, Horizon Pharma, Inc. has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer as of July 7, 2011.

HORIZON PHARMA, INC.

By:  /s/ Timothy P. Walbert

        Timothy P. Walbert

        President and Chief Executive Officer

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